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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No.4)*


                       Action Performance Companies, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   004933 10 7
                                 --------------
                                 (CUSIP Number)


        Fred W. Wagnehals, 4707 E. Baseline Road, Phoenix, Arizona 85040
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      February 24, 1999 and April 13, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original filing of this form and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 004933 10 7                                        PAGE 2  OF 7  PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FRED W. WAGENHALS
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    USA
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,704,266
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     300,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,704,266
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     300,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,004,266
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 004933 10 7                                        PAGE 3  OF 7  PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    LISA K. WAGENHALS
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     300,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     300,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    300,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.8%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                        -------------------
CUSIP NO. 004933 10 7                                        PAGE 4  OF 7  PAGES
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4707 E. Baseline Road, Phoenix, Arizona 85040.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) and (f): This statement is filed jointly pursuant to Rule 13d-1(k) by Fred W. Wagenhals ("FWW") and Lisa K. Wagenhals ("LKW"), (together, the "Reporting Persons"). A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 7(7). The business address of the Reporting Persons is 4707 E. Baseline Road, Phoenix, Arizona 85040.

     The principal occupation of each of the Reporting Persons and the name and address where such employment is conducted are as follows:

Reporting Person      Occupation, Company Name, and Address
----------------      -------------------------------------

FWW Chairman of the Board, President, and Chief Executive Officer of the Issuer located at the address set forth above. The Issuer designs and markets collectible products and consumer items that are designed to capitalize on the increasing consumer interest in motorsports.

LKW President of Performance Plus Nutritional, L.L.C., a majority owned subsidiary of the Issuer located at the address set forth above

Each of the Reporting Persons is a citizen of the United States.

(d) and (e): During the last five years, neither of the Reporting Persons has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     FWW founded the Issuer in 1992 with personal funds and acquired 2,912,000 of the shares of Common Stock at that time. Since that time, FWW has acquired additional shares of Common Stock with personal funds, and has sold shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended. As a result, FWW currently beneficially owns an aggregate of 1,903,600 outstanding shares of Common Stock.

---------------------                                        -------------------
CUSIP NO. 004933 10 7                                        PAGE 5  OF 7  PAGES
---------------------                                        -------------------

     FWW also is the beneficial owner of 100,666 shares of Common Stock issuable upon exercise of outstanding stock options that are vested and exercisable as of the date of this Amendment No. 4 to Schedule 13D.

     FWW and LKW are husband and wife. All transfers of shares of Common Stock described in Item 5 that result in LKW's beneficial ownership of the shares were made solely for estate planning purposes.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons hold the Common Stock for investment purposes. As stated above, FWW serves as Chairman of the Board, President, and Chief Executive Officer of the Issuer and LKW serves as President of a majority owned subsidiary of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) FWW beneficially owns an aggregate of 2,004,266 shares, representing 11.8% of the Issuer's outstanding Common Stock. LKW beneficially owns an aggregate of 300,000 shares, representing 1.8% of the Issuer's outstanding Common Stock.

     (b) The following information applies to shares held by FWW:

                                                         Number         Percent
                                                        of Shares      of Class
                                                        ---------      --------
          Sole Power to Vote Securities:               1,704,266(1)     10.0%(1)
          Shared Power to Vote Securities:               300,000(2)      1.8%(2)
          Sole Power to Dispose of Securities:         1,704,266(1)     10.0%(1)
          Shared Power to Dispose of Securities:         300,000(2)      1.8%(2)

               (1) The number of shares and percentage shown includes 100,666 shares issuable upon exercise of outstanding stock options that are vested and exercisable as of the date of this Amendment No. 4 to
          Schedule 13D, but does not include 35,334 shares issuable upon exercise of outstanding stock options that are not exercisable within 60 days of the date of this Amendment No. 4 to Schedule 13D.

               (2) The number of shares and percentages shown represents 200,000 shares of Common Stock held by Diecast Investments Limited Partnership and 100,000 shares of Common Stock held by Pebble Ridge Investments Limited Partnership. The Reporting Persons are co-trustees of the Wagenhals Family Trust U/A 8/7/98, which serves as the general partner of each such entity.

---------------------                                        -------------------
CUSIP NO. 004933 10 7                                        PAGE 6  OF 7  PAGES
---------------------                                        -------------------


     The following information applies to shares held by LKW:

                                                        Number          Percent
                                                       of Shares        of Class
                                                       ---------        --------
          Sole Power to Vote Securities:                     0            --
          Shared Power to Vote Securities:             300,000(1)        1.8%(1)
          Sole Power to Dispose of Securities:               0            --
          Shared Power to Dispose of Securities:       300,000(1)        1.8%(1)

               (1) The number of shares and percentage shown represents 200,000 shares of Common Stock held by Diecast Investments Limited Partnership and 100,000 shares of Common Stock held by Pebble Ridge Investments Limited Partnership. The Reporting Persons are co-trustees of the Wagenhals Family Trust U/A 8/7/98, which serves as the general partner of each such entity.

     (c) On February 24, 1999, FWW sold an aggregate of 196,000 shares of Common Stock at a price of $40.1894 per share pursuant to Rule 144 under the Securities Act of 1933, as amended. FWW previously filed a Form 4 to report this transaction under Section 16(a) of the Securities Exchange Act of 1934.

     On April 13, 1999, FWW transferred 200,000 shares of Common Stock to Diecast Investments Limited Partnership and 100,000 shares of Common Stock to Pebble Ridge Investments Limited Partnership. The Reporting Persons are co-trustees of the Wagenhals Family Trust U/A 8/7/98, which serves as the general partner of each such entity. FWW made these transfers solely for estate planning purposes.

     The Reporting Persons made no other transactions in the Issuer's Common Stock during the 60 days prior to and including the date of this Amendment No. 4 to Schedule 13D.

     (d) Certain shares beneficially owned by the Reporting Persons are held in the name of Diecast Investments Limited Partnership and Pebble Ridge Investments Limited Partnership. As a result, such entities have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7(7) Joint Filing Agreement dated May 13, 1999 between Fred W. Wagenhals and Lisa K. Wagenhals.

---------------------                                        -------------------
CUSIP NO. 004933 10 7                                        PAGE 7  OF 7  PAGES
---------------------                                        -------------------

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


May 13, 1999                    /s/ Fred W. Wagenhals
----------------------          ------------------------------------------------
        Date                                        Signature

                                Fred W.  Wagenhals,  Chairman  of the Board,
                                President,  and Chief  Executive  Officer of
                                Action Performance Companies, Inc.
                                ------------------------------------------------
                                                   Name/Title


May 13, 1999                    /s/ Lisa K. Wagenhals
----------------------          ------------------------------------------------
        Date                                        Signature


                                Lisa K. Wagenhals, President of
                                Performance Plus Nutritional, L.L.C.
                                ------------------------------------------------
                                                   Name/Title

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).